Exhibit 2.1
AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER
     This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 12, 2006 (the “Amendment Effective Date”), is among WESTERN REFINING, INC., a Delaware corporation (“Parent”), NEW ACQUISITION CORPORATION, a Delaware corporation and a direct and wholly-owned subsidiary of Parent (“Merger Sub”), and GIANT INDUSTRIES, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment shall have the same meanings as set forth in the Original Merger Agreement (as defined below).
RECITALS
     WHEREAS, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger, dated as of August 26, 2006 (the “Original Merger Agreement”); and
     WHEREAS, the parties to the Original Merger Agreement desire to amend certain provisions thereof as set forth in this Amendment;
     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:
          1. AMENDMENTS.
          (a) Per Share Merger Consideration. Section 2.1(a) of the Original Merger Agreement is hereby amended by replacing the “$83.00” Per Share Merger Consideration set forth therein with the following amount: “$77.00”.
          (b) Absence of Certain Changes. Section 3.9 of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex A attached to this Amendment, which is incorporated by reference herein.
          (c) Environmental Matters. Section 3.13 of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex B attached to this Amendment, which is incorporated by reference herein.
          (d) Conduct of Business. Section 5.1(a)(xiv) of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex C attached to this Amendment, which is incorporated by reference herein.
          (e) No Solicitation. Section 5.2 of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex D attached to this Amendment, which is incorporated by reference herein.
          (f) Inspection Rights. The first sentence of Section 5.5 of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex E attached to this Amendment, which is incorporated by reference herein.

          (g) Employee Benefits. Section 5.9(b)(v) of the Original Merger Agreement is hereby amended by replacing the “$13,000,000” maximum aggregate amount for bonuses paid under clauses (A) and (B) of such section with the following amount: “$9,500,000”.
          (h) Conditions to Obligation of Parent to Effect the Merger. Section 6.3(a) of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex F attached to this Amendment, which is incorporated by reference herein. Section 6.3(b) of the Original Merger Agreement is hereby amended to replace the reference to the Consulting and Non-Competition Agreement entered into as of the date of the Original Merger Agreement between Parent and Fred L. Holliger with a reference to such Consulting and Non-Competition Agreement as amended as of the date of this Amendment. Section 6.3(c) of the Original Merger Agreement is hereby amended by replacing the “10%” total number of Dissenting Shares with the following amount: “20%”. Section 6.3 of the Original Merger Agreement is hereby amended by adding a new Section 6.3(e) at the end thereof as set forth on Annex G attached to this Amendment, which is incorporated by reference herein.
          (i) Outside Date. Section 7.2(a) of the Original Merger Agreement is hereby amended by replacing the “March 31, 2007” date set forth therein with the following date: “April 30, 2007”.
          (j) Termination by the Company. Section 7.3(a) of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex H attached to this Amendment, which is incorporated by reference herein.
          (k) Termination by Parent. Section 7.4(a) of the Original Merger Agreement is hereby amended and restated in its entirety as set forth on Annex I attached to this Amendment, which is incorporated by reference herein.
          (l) Effect of Termination. Section 7.5(a) of the Original Merger Agreement is hereby amended by replacing the amount of the Termination Amount of “$37,500,000” with the following amount: “$34,000,000”.
          (m) Catastrophic Material Adverse Effect. Each and every reference in the Original Merger Agreement to the term “Material Adverse Effect” is hereby amended to read “Catastrophic Material Adverse Effect” and the definition of “Material Adverse Effect” set forth in Section 8.9(d) of the Original Merger Agreement is hereby amended and restated in its entirety with the definition of Catastrophic Material Adverse Effect as set forth on Annex J attached to this Amendment, which is incorporated by reference herein.
          (n) Updated Disclosure Letter. The Company has provided to Parent and Merger Sub an updated Disclosure Letter as of the Amendment Effective Date (the “Updated Disclosure Letter”), which Updated Disclosure Letter shall replace and supersede for all purposes the Disclosure Letter delivered as of the execution of the Original Merger Agreement, and shall be deemed for all purposes to be the Disclosure

Letter referred to in the Original Merger Agreement, as amended by this Amendment. All references in the Original Merger Agreement to the “Disclosure Letter” shall be deemed to refer to the Updated Disclosure Letter.
          2. REPRESENTATIONS AND WARRANTIES.
          (a) By the Company. Except as set forth on the Updated Disclosure Letter provided on the Amendment Effective Date, the Company hereby represents and warrants to Parent and Merger Sub that each of the representations and warranties contained in Article 3 of the Original Merger Agreement is and continues to be true and correct as of the Amendment Effective Date (except for representations and warranties made as of a specified date, which were true and correct only as of the specified date).
          (b) By Parent and Merger Sub. Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company that (i) each of the representations and warranties contained in Article 4 of the Original Merger Agreement is and continues to be true and correct as of the Amendment Effective Date (except for representations and warranties made as of a specified date, which were true and correct only as of the specified date), and (ii) neither Parent nor Merger Sub is aware of any facts, circumstances, events, conditions, actions or occurrences that it believes constitute or would reasonably be expected to constitute a breach of any representation, warranty, covenant or agreement of the Company in the Original Merger Agreement as amended by this Amendment, or that has had or would reasonably be expected to have a Catastrophic Material Adverse Effect.
          3. CONTINUED EFFECTIVENESS OF ORIGINAL MERGER AGREEMENT. Except as specifically amended by this Amendment, the Original Merger Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the Amendment Effective Date, and is hereby ratified and confirmed in all respects.
          4. ENTIRE AGREEMENT. This Amendment, the Original Merger Agreement, the Escrow Agreement, the Confidentiality Agreement and the Updated Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and understandings among the parties with respect thereto.
          5. AMENDMENTS. This Amendment may be amended by the parties hereto, by action taken or authorized by their boards of directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of the Company, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Amendment may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          6. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL; ATTORNEYS’ FEES. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. EACH OF THE COMPANY, MERGER SUB AND PARENT HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE JURISDICTION OF THE COMPETENT COURTS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA, IN EITHER CASE LOCATED IN WILMINGTON, DELAWARE (THE “DELAWARE COURTS”) FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AMENDMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE DELAWARE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY DELAWARE COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AMENDMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT. THE PREVAILING PARTY IN ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AMENDMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE ENTITLED TO RECEIVE OR BE REIMBURSED FOR ITS REASONABLE ATTORNEYS’ FEES.
          7. COUNTERPARTS. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.
          8. HEADINGS. Headings in this Amendment are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.
          9. SEVERABILITY. Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment or affecting the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.

WESTERN REFINING, INC.
By:	/s/ Paul L. Foster
Name:	Paul L. Foster
Title:	President and Chief Executive Officer

NEW ACQUISITION CORPORATION
By:	/s/ Paul L. Foster
Name:	Paul L. Foster
Title:	President

GIANT INDUSTRIES, INC.
By:	/s/ Fred L. Holliger
Name:	Fred L. Holliger
Title:	Chairman and Chief Executive Officer

Annex A
     SECTION 3.9 ABSENCE OF CERTAIN CHANGES. Since December 31, 2005, except as contemplated by this Agreement, the Company has conducted its business only in the ordinary and usual course of business and, during such period, there has not been (i) any change by the Company or any of its Subsidiaries in any of its accounting methods, principles or practices, except for changes required by generally accepted accounting principles, or any of its Tax methods, practices or elections, except for any changes that have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company, or any direct or indirect redemption, purchase or any other acquisition by the Company of any such stock; (iii) any change in the capital stock or in the number of shares or classes of the Company’s authorized or outstanding capital stock (other than as a result of issuances under the Company’s stock option plans permitted hereunder pursuant to Section 5.1 or exercises of outstanding Stock Options); or (iv) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan for the benefit of any directors, officers or key employee of the Company or any of its Subsidiaries, other than bonuses and salary increases for employees who are not directors or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice.

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Annex B
          SECTION 3.13 ENVIRONMENTAL MATTERS
          (a) The Company and its Subsidiaries and their respective businesses and operations have been and are in compliance with all applicable final and binding orders of any court, Governmental Authority or arbitration board or tribunal and any applicable law, policy, decree, edict, ordinance, rule, regulation, standard or other legal requirement (including common law) related to human health and the environment (“Environmental Health and Safety Laws”), except where the failure to so be in compliance has not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect, and possess and are in compliance with any permits or licenses required under Environmental Health and Safety Laws, except where the failure to so be in compliance has not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of the business and operations of the Company and its Subsidiaries in the manner now conducted or which interfere with continued compliance with any Environmental Health and Safety Law, which interference has had or would reasonably be expected to have a Catastrophic Material Adverse Effect.
          (b) There are no judicial or administrative proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Health and Safety Law, except for such violations and liabilities as have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with the businesses and operations of the Company and its Subsidiaries, including but not limited to on-site or off-site disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Health and Safety Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”) which constitute a violation of Environmental Health and Safety Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Health and Safety Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief, except for such violations, costs, expenses, liabilities, obligations, claims, fines, penalties or injunctive relief that have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect.
          (c) Neither the Company nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental Health and Safety Law, except for such notices that have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect, nor (ii) entered into any consent decree, order or similar agreement, except for such consent decrees, orders or agreements that have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any order of any court or Governmental Authority or tribunal under any Environmental Health and Safety

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Law relating to the cleanup of any Hazardous Materials, except for such orders that have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect.
          (d) Neither the Company nor any of its Subsidiaries has received notice of any claim under Environmental Health and Safety Laws relating to the business or operations of the Company or its Subsidiaries, except for such notices that have not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect.
          (e) Schedule 3.13 of the Disclosure Schedule lists all permits, licenses or similar approval documents which are required for operation in compliance with applicable Environmental Health and Safety Laws, except where the failure to hold any such permit, license or approval has not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect.

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Annex C
          (xiv) shall not, nor shall it permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money (except under credit lines in existence as of the date of this Agreement) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others, (B) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on the property of the Company of any of its Subsidiaries in connection with any indebtedness thereof, (C) make or enter into agreements that would require them to make capital expenditures on any project in excess of 25% over the amounts identified on Schedule 5.1(a)(xiv) of the Disclosure Letter without the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, (D) make or enter into any new agreements committing the Company to make capital expenditures on any new capital project in excess of $10 million without the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, or (E) make or enter into agreements that require them to make capital expenditures on any ongoing existing capital project (other than those referenced in Schedule 5.1(a)(xiv) of the Disclosure Letter) in excess of $10 million more than the amount which has been spent, or which the Company is contractually required to spend on such project, as of November 10, 2006, without the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed;

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Annex D
     SECTION 5.2 NO SOLICITATION
     (a) During the period beginning on November 13, 2006 (the “Commencement Date”) and continuing until 12:01 a.m. Central Time on December 13, 2006 (the “Go-Shop Period”), the Company and its officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by the Company, shall have the right to: (i) initiate, solicit and encourage Acquisition Proposals, including by way of providing access to non-public information to any other Person pursuant to a confidentiality agreement in reasonably customary form and which does not contain terms that prevent the Company from complying with its obligations under this Section 5.2; provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent; and (ii) enter into and maintain or continue discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
     (b) Subject to Section 5.2(c) and except as may relate to any Person or group of related Persons from whom the Company has received, after the Commencement Date and prior to the expiration of the Go-Shop Period, a bona fide written Acquisition Proposal that the board of directors of the Company believes in good faith, after consultation with its outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal (any such Person or group of related Persons, an “Identified Party”), the Company shall, and the Company shall cause its officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by the Company, from and after the expiration of the Go-Shop Period to (i) immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal; and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 7, not solicit, initiate or encourage (including by way of furnishing non-public information) any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to a third-party tender offer, merger, consolidation, business combination, sale of assets, sale of stock or joint venture or similar transaction involving any assets or class of capital stock of the Company, or any acquisition of the capital stock of the Company or a business or material assets (other than sales of current assets in the ordinary course of business) of the Company in a single transaction or a series of related transactions, or any combination of the foregoing (any such proposal, offer or transaction being hereinafter referred to as an “Acquisition Proposal”) or engage in any discussions or negotiations concerning an Acquisition Proposal.
     (c) Notwithstanding anything to the contrary in Section 5.2(b) but subject to the last sentence of this Section 5.2(c), at any time following the expiration of the Go-Shop Period and prior to obtaining the Requisite Vote, in response to a bona fide written Acquisition Proposal (which must be unsolicited except to the extent made in response to a solicitation made during the Go-Shop Period) made after the expiration of the Go-Shop Period, nothing contained in this Agreement shall prevent the Company or its board of directors from providing information (pursuant to a confidentiality agreement in reasonably customary form and which does not

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contain terms that prevent the Company from complying with its obligations under this Section 5.2) to or engaging in any negotiations or discussions with any Person or group who has made a bona fide Acquisition Proposal with respect to all of the outstanding shares of capital stock of the Company or all or substantially all of the assets of the Company if (x) the Company’s board of directors determines in good faith and after consultation with its financial advisors, taking into account all financial considerations, including the legal, financial, regulatory and other aspects of the Acquisition Proposal deemed relevant by the Company’s board of directors, the identity of the Person making the Acquisition Proposal, and the conditions and prospects for completing the Acquisition Proposal, that such Acquisition Proposal is reasonably likely to result in a transaction more favorable to the holders of the Shares from a financial point of view than the Merger (a “Superior Proposal”) and (y) the board of directors of the Company, after consultation with its outside legal counsel, determines in good faith that the failure to do so would result in a breach of its fiduciary obligations under applicable law. Notwithstanding the foregoing, the parties agree that, notwithstanding the expiration of the Go-Shop Period, the Company may continue to engage in the activities described in Section 5.2(a)(i) and (ii) with respect to any Identified Parties, including with respect to any amended proposal submitted by such Identified Parties following the expiration of the Go-Shop Period.
     (d) As of the expiration of the Go-Shop Period, the Company shall advise Parent of the identities of Identified Parties and the material terms and conditions of each Acquisition Proposal received from an Identified Party. Following the expiration of the Go-Shop Period, the Company agrees that it will notify Parent promptly (and in any event within 24 hours) if any proposal or offer relating to or constituting an Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its officers, directors, employees, agents or representatives. In connection with such notice, the Company shall indicate the identity of the Person or group making such request or inquiry or engaging in such negotiations or discussions and the material terms and conditions of any Acquisition Proposal. Thereafter, the Company shall keep Parent fully informed on a prompt basis (and in any event within 24 hours) of any material changes, additions or adjustments to the terms of any such proposal or offer. Prior to taking any action referred to in Section 5.2(c), if the Company intends to participate in any such discussions or negotiations or provide any such information to any such third party, the Company shall give prior written notice to Parent.
     (e) Subject to Section 7.3(b), nothing contained in this Agreement shall prevent the Company or its board of directors from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making any disclosure to the Company’s stockholders if the Company’s board of directors determines in good faith that the failure to make such disclosure would result in a breach of its fiduciary duties under applicable law.

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Annex E
From the date hereof to the Effective Time, and except as set forth in Schedule 5.5 of the Disclosure Letter, the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company and its Subsidiaries, including inspection of such properties; provided that no investigation by Parent pursuant to this Section 5.5 shall affect any representation or warranty given by the Company hereunder, and provided further that notwithstanding the provision of information by the Company or investigation by Parent, the Company shall not be deemed to make any representation or warranty except as expressly set forth in this Agreement.

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Annex F
     (a) (i) Except with respect to the covenants set forth in Sections 5.1(a)(i), 5.1(a)(ii), 5.1(a)(v), 5.1(a)(xiv), 5.1(a)(xxiii) (to the extent it relates to another Specified Covenant), and 5.7 of the Agreement (collectively, the “Specified Covenants”), the Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date; (ii) except with respect to the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.17, 3.19 and 3.20 of the Agreement (the “Specified Representations”), the representations and warranties of the Company contained in this Agreement shall be true and correct, except where the failure to be true and correct has not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect; (iii) with respect to the Specified Covenants, the Company shall have performed the Specified Covenants required to be performed on or prior to the Closing Date, except where the failure to perform such covenants and agreements has not had and would not reasonably be expected to have a Catastrophic Material Adverse Effect; (iv) with respect to those portions of the Specified Representations that are qualified by Catastrophic Material Adverse Effect or any other materiality qualification, such Specified Representations and warranties shall be true and correct; and (v) with respect to those portions of the Specified Representations that are not qualified by Catastrophic Material Adverse Effect or any other materiality qualification, such representations and warranties shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date; provided, however, that with respect to representations and warranties described in clauses (ii), (iv) and (v) that are made as of a specified date, such representations and warranties need only be true and correct as of the specified date, subject to the applicable materiality standard ascribed thereto. Parent shall have received a certificate of the Company, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

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Annex G
     (e) Since December 31, 2005, except as set forth in the Disclosure Letter or except for events, conditions, actions, occurrences or facts disclosed with reasonable specificity in the Company Reports furnished or filed with the SEC on or after January 1, 2006 and prior to November 9, 2006, there has not been any event, condition, action or occurrence that has had or would reasonably be expected to have a Catastrophic Material Adverse Effect.

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Annex H
     (a) Circumstances exist or have occurred such that the conditions set forth in Section 6.2(a) would not be satisfied and such circumstances are not curable, or, if curable, are not cured within 30 days after written notice of same is given by the Company to Parent; provided, however, that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3(a) shall not be satisfied; or

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Annex I
     (a) Circumstances exist or have occurred such that the conditions set forth in Section 6.3(a) would not be satisfied and such circumstances are not curable, or, if curable, are not cured within 30 days after written notice of same is given by Parent to the Company; provided, however, that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2(a) shall not be satisfied; or

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Annex J
     (d) “Catastrophic Material Adverse Effect” shall mean any change, event or effect that, individually or together with other changes, events or effects, has been or would reasonably be expected to be materially adverse to (a) the business, assets and liabilities (taken together), results of operations or financial condition of the Company and its Subsidiaries on a consolidated basis or (b) the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement or fulfill the conditions to closing set forth in ARTICLE 6, except to the extent that such change, event or effect results from (i) general political or economic conditions (including prevailing interest rates and stock market levels) in the United States or other countries in which the Company or its Subsidiaries operate, (ii) effects of conditions or events that are generally applicable to the petroleum refining industry, including effects of changes in the price of crude oil and product prices, (iii) changes in laws or regulations affecting the petroleum refining industry generally, (iv) the announcement or pendency of the Merger, or changes or effects resulting from the taking of any action required to comply with the express terms of this Agreement, or (v) any stockholder litigation instituted as a result of the Amendment; provided, however, that such changes, events or effects described in clauses (i), (ii) or (iii) do not affect the Company in a materially disproportionate manner relative to other companies in the petroleum refining industry. For purposes of clause (a) of this definition, no change, event or effect shall be considered in determining whether a Catastrophic Material Adverse Effect has occurred unless it has or would reasonably be expected to result in losses, liabilities, claims, costs or damages, net of any available insurance, of $10.0 million or more prior to December 31, 2011, and a Catastrophic Material Adverse Effect shall not be deemed to have occurred under clause (a) unless and until all such changes, events or effects have or are likely to result in aggregate losses, liabilities, claims, costs or damages, net of any available insurance, of $200.0 million or more prior to December 31, 2011.